UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021
Commission File Number 001-36906
INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)
66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

IGT Releases Recast Historical Financial Information in Alignment with New Business Segment Structure

On September 8, 2021, International Game Technology PLC (NYSE: IGT) (“IGT”) announced that it had established a dedicated Digital & Betting business segment, comprising its iGaming and sports betting activities that were previously part of IGT’s Global Gaming business segment, and that as a result, beginning with the third quarter of the 2021 financial year, IGT will report results under three business segments: Global Lottery, Global Gaming and Digital & Betting. IGT is furnishing this current report on Form 6-K to provide certain recast, unaudited historical financial information for each of the years ended December 31, 2018, 2019 and 2020, for each of the four quarters of the year ended December 31, 2020 and for the first two quarters of the year ending December 31, 2021 in accordance with its new business segment structure, which was effective from September 1, 2021. There are no changes to previously reported consolidated results due to the recast.

Non-GAAP Financial Measures

Management supplements the reporting of financial information, determined under U.S. GAAP (“GAAP”), with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Total Adjusted EBITDA represents income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), other non-operating income (expense), impairment loss, depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expense, stock-based compensation, and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of on-going operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue and non-purchase accounting), restructuring expense, stock-based compensation, and certain other non-recurring items. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Effects of Foreign Exchange Rates

The Company is affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into U.S. dollars for consolidation, which is referred to as the translation impact, and (ii) through transactions by subsidiaries in currencies other than their own functional currencies, which is referred to as the transaction impact. Translation impacts arise in the preparation of the consolidated financial statements; in particular, the consolidated financial statements are prepared in U.S. dollars while the financial statements of each of the Company’s subsidiaries are generally prepared in the functional currency of that subsidiary. In preparing consolidated financial statements, assets and liabilities measured in the functional currency of the subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date, while income and expenses are translated using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of the Company’s subsidiaries against the U.S. dollar impacts the Company’s results of operations. The Company is particularly exposed to movements in the euro/U.S. dollar exchange rate. Although the fluctuations in exchange rates have had a significant impact on the Company’s revenues, net income, and net debt, the impact on operating income (loss) and cash flows is less significant as revenues are typically matched to costs denominated in the same currency.

Rounding

Amounts reported in millions are computed based on the amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers.

Comparability of Results

All figures presented in this presentation are prepared under GAAP, unless noted otherwise.

Cautionary Statement Regarding Forward-Looking Statements

This announcement may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Recasted Selected Financial Information

The following tables present a recasting of IGT’s historical segment financial information under the new organizational structure on an unaudited basis for the full year 2018, 2019 and 2020, all four quarters of 2020, and the first two quarters of 2021:

International Game Technology PLC
Selected Financial Data
($ in millions)
Unaudited

	FY’18	FY'19	Q1'20	Q2'20	Q3'20	Q4'20	FY'20	Q1'21	Q2'21
GLOBAL GAMING

Revenue
Service
Terminal	602	568	106	25	81	85	297	90	108
Systems, software, and other	297	274	56	30	51	48	186	49	48
Total service revenue	899	842	162	56	133	133	483	139	156

Product sales
Terminal	455	581	53	44	49	59	205	62	86
Other	202	225	73	12	34	30	148	28	31
Total product sales revenue	656	806	126	56	83	89	354	90	118
Total revenue	1,555	1,648	288	112	216	222	837	228	274

Operating income (loss)	182	222	1	(114)	(56)	(42)	(212)	(26)	1
Adjusted EBITDA (1)	357	404	34	(45)	(18)	(10)	(38)	8	35

DIGITAL & BETTING

Revenue
Service
Digital and betting (2)	62	76	21	28	31	33	114	37	43
Total service revenue	62	76	21	28	31	33	114	37	43

Product sales
Other	2	15	—	—	—	—	1	1	—
Total product sales revenue	2	15	—	—	—	—	1	1	—
Total revenue	64	91	21	29	31	33	115	38	42

Operating (loss) income	(39)	(43)	(7)	4	6	3	6	7	9
Adjusted EBITDA (1)	(27)	(8)	(4)	9	9	8	22	10	13

GLOBAL GAMING (As previously reported)

Revenue
Service
Terminal	602	568	106	25	81	85	297	90	108
Systems, software, and other	360	350	77	59	82	81	299	86	91
Total service revenue	961	918	184	84	163	166	597	175	199

Product sales
Terminal	455	581	53	44	49	59	205	62	86
Other	203	240	73	12	34	30	149	29	31
Total product sales revenue	658	821	126	56	83	89	355	91	117
Total revenue	1,619	1,739	310	140	247	255	951	266	316

Operating income (loss)	143	180	(6)	(111)	(50)	(39)	(206)	(19)	10
Adjusted EBITDA (1)	330	397	31	(36)	(8)	(2)	(16)	19	49

(1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein
(2) Digital and betting service revenue was previously reported under Systems, software, and other within the Global Gaming segment

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the year ended December 31, 2018
				Business
	Global	Global	Digital &	Segment	Corporate	Total
	Lottery	Gaming	Betting	Total	and Other	IGT PLC
Loss from continuing operations						(10)
Provision for income taxes						144
Interest expense, net						417
Foreign exchange gain, net						(129)
Other non-operating expense, net						51
Operating income (loss)	764	182	(39)	907	(434)	474
Goodwill impairment	—	—	—	—	118	118
Depreciation	207	157	8	372	12	384
Amortization - service revenue	217	—	—	217	—	217
Amortization - non-purchase accounting	16	5	1	23	1	24
Amortization - purchase accounting	—	—	—	—	200	200
Restructuring	3	3	1	7	8	15
Stock-based compensation	6	9	—	16	17	33
Other	1	—	2	2	(1)	2
Adjusted EBITDA	1,214	357	(27)	1,544	(79)	1,466

	For the year ended December 31, 2019
				Business
	Global	Global	Digital &	Segment	Corporate	Total
	Lottery	Gaming	Betting	Total	and Other	IGT PLC
Loss from continuing operations						(3)
Provision for income taxes						131
Interest expense, net						411
Foreign exchange gain, net						(40)
Other non-operating income, net						(21)
Operating income (loss)	697	222	(43)	877	(399)	478
Goodwill impairment	—	—	—	—	99	99
Depreciation	200	167	16	383	3	386
Amortization - service revenue	206	—	—	206	—	206
Amortization - non-purchase accounting	25	7	1	33	3	36
Amortization - purchase accounting	—	—	—	—	192	192
Restructuring	2	2	16	21	4	25
Stock-based compensation	6	6	1	13	13	27
Other	1	—	—	1	5	6
Adjusted EBITDA	1,136	404	(8)	1,533	(79)	1,454

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended March 31, 2020
				Business
	Global	Global	Digital &	Segment	Corporate	Total
	Lottery	Gaming	Betting	Total	and Other	IGT PLC
Loss from continuing operations						(247)
Benefit from income taxes						(1)
Interest expense, net						100
Foreign exchange gain, net						(70)
Operating income (loss)	144	1	(7)	138	(356)	(218)
Goodwill impairment	—	—	—	—	296	296
Depreciation	46	36	4	85	—	86
Amortization - service revenue	50	—	—	50	—	50
Amortization - non-purchase accounting	7	1	—	8	1	9
Amortization - purchase accounting	—	—	—	—	47	47
Restructuring	—	1	—	1	3	4
Stock-based compensation	(4)	(5)	—	(9)	(4)	(13)
Adjusted EBITDA	243	34	(4)	274	(13)	261

	For the three months ended June 30, 2020
				Business
	Global	Global	Digital &	Segment	Corporate	Total
	Lottery	Gaming	Betting	Total	and Other	IGT PLC
Loss from continuing operations						(268)
Benefit from income taxes						(3)
Interest expense, net						96
Foreign exchange loss, net						74
Other non-operating expense, net						28
Operating income (loss)	107	(114)	4	(4)	(69)	(72)
Depreciation	50	34	3	87	—	88
Amortization - service revenue	51	—	—	51	—	51
Amortization - non-purchase accounting	7	2	—	9	1	10
Amortization - purchase accounting	—	—	—	—	42	42
Restructuring	5	33	2	40	3	43
Stock-based compensation	—	—	—	—	1	1
Other	—	—	—	—	1	1
Adjusted EBITDA	221	(45)	9	184	(20)	164

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended September 30, 2020
				Business
	Global	Global	Digital &	Segment	Corporate	Total
	Lottery	Gaming	Betting	Total	and Other	IGT PLC
Loss from continuing operations						(129)
Benefit from income taxes						(41)
Interest expense, net						101
Foreign exchange loss, net						149
Other non-operating expense, net						6
Operating income (loss)	196	(56)	6	146	(59)	87
Depreciation	51	36	4	91	—	91
Amortization - service revenue	54	—	—	54	—	54
Amortization - non-purchase accounting	8	2	—	10	1	11
Amortization - purchase accounting	—	—	—	—	42	42
Stock-based compensation	—	—	—	—	1	1
Other	—	—	—	—	1	1
Adjusted EBITDA	309	(18)	9	301	(13)	287

	For the three months ended December 31, 2020
				Business
	Global	Global	Digital &	Segment	Corporate	Total
	Lottery	Gaming	Betting	Total	and Other	IGT PLC
Loss from continuing operations						(232)
Provision for income taxes						73
Interest expense, net						101
Foreign exchange loss, net						155
Other non-operating income, net						(1)
Operating income (loss)	195	(42)	3	156	(60)	96
Depreciation	54	32	4	90	—	90
Amortization - service revenue	55	—	—	55	—	55
Amortization - non-purchase accounting	8	2	—	11	1	11
Amortization - purchase accounting	—	—	—	—	40	40
Restructuring	—	(2)	1	(2)	—	(2)
Stock-based compensation	1	1	—	2	2	4
Other	—	—	—	—	1	1
Adjusted EBITDA	313	(10)	8	311	(16)	295

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the year ended December 31, 2020
				Business
	Global	Global	Digital &	Segment	Corporate	Total
	Lottery	Gaming	Betting	Total	and Other	IGT PLC
Loss from continuing operations						(875)
Provision for income taxes						28
Interest expense, net						398
Foreign exchange loss, net						309
Other non-operating expense, net						33
Operating income (loss)	642	(212)	6	436	(544)	(107)
Goodwill impairment	—	—	—	—	296	296
Depreciation	201	138	14	354	1	355
Amortization - service revenue	210	—	—	210	—	210
Amortization - non-purchase accounting	30	7	—	38	3	41
Amortization - purchase accounting	—	—	—	—	170	170
Restructuring	5	32	2	39	6	45
Stock-based compensation	(3)	(4)	—	(7)	—	(7)
Other	—	—	—	—	4	4
Adjusted EBITDA	1,086	(38)	22	1,070	(62)	1,008

	For the three months ended March 31, 2021
				Business
	Global	Global	Digital &	Segment	Corporate	Total
	Lottery	Gaming	Betting	Total	and Other	IGT PLC
Income from continuing operations						138
Provision for income taxes						148
Interest expense, net						94
Foreign exchange gain, net						(145)
Other non-operating expense, net						25
Operating income (loss)	337	(26)	7	318	(58)	260
Depreciation	47	32	4	83	(1)	82
Amortization - service revenue	55	—	—	55	—	55
Amortization - non-purchase accounting	8	1	—	9	1	10
Amortization - purchase accounting	—	—	—	—	39	39
Stock-based compensation	1	1	—	2	2	4
Adjusted EBITDA	447	8	10	466	(16)	450

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions)
Unaudited

	For the three months ended June 30, 2021
				Business
	Global	Global	Digital &	Segment	Corporate	Total
	Lottery	Gaming	Betting	Total	and Other	IGT PLC
Loss from continuing operations						(39)
Provision for income taxes						32
Interest expense, net						91
Foreign exchange loss, net						90
Other non-operating expense, net						70
Operating income (loss)	300	1	9	310	(66)	244
Depreciation	49	31	4	83	—	83
Amortization - service revenue	55	—	—	55	—	55
Amortization - non-purchase accounting	9	1	—	10	1	11
Amortization - purchase accounting	—	—	—	—	39	39
Stock-based compensation	2	2	—	3	4	7
Other	—	—	—	—	1	1
Adjusted EBITDA	414	35	13	463	(21)	442

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary